Exhibit 99.1

Jeffs’ Brands: Fort Products Recognized by Amazon UK as a Key Account, Eligible for the Top Seller Program

Tel Aviv, Israel, Sept. 23, 2024 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced today that its subsidiary, Fort Products (“Fort”), has been classified as a Key Account, granting eligibility for the prestigious Amazon Top Seller Program (the “Top Seller Program”). This achievement underscores Fort Products’ solid performance and growth potential within Amazon’s marketplace.

The recognition is based on Fort Products’ robust sales performance and its organic visibility score. By optimizing product listings and enhancing marketing efforts, the Company expects to capitalize on the potential sales uplift opportunities identified across different business areas.

“Our team at Jeffs’ Brands is incredibly proud of this milestone,” said Viki Hakmon, CEO of Jeffs’ Brands. “Fort Products’ success on Amazon is a testament to our strategic approach to scaling brands, and we hope that the recognition as a Key Account will allow us to further accelerate our growth through Amazon’s powerful sales platform. We look forward to leveraging the tools and support available through the Top Seller Program to take Fort Products to new heights.”

Jeffs’ Brands is committed to taking full advantage of these growth opportunities and expects Fort Products to achieve even greater success through enhanced visibility, sales acceleration strategies, and performance-driven tactics.

The Company plans to engage closely with Amazon’s dedicated support team to explore areas for further optimization, including maximizing visibility and improving product rankings. This effort aligns with Jeffs’ Brands’ long-term goal of expanding its market presence and continuing to deliver value for shareholders.

About Jeffs’ Brands Ltd

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing our potential and future growth by being eligible for the Top Seller Program.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com